Exhibit 99.86

CERTIFICATE OF ABRIDGEMENT

Section 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Nunavut Securities Office

Office of the Yukon Superintendent of Securities

RE:	Annual General Meeting of the holders of First Phosphate Corp. (the “Company”) to be held on August 28, 2026 (the “Meeting”)

With reference to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Bennett Kurtz, Chief Financial Officer of the Company, hereby certifies for and on behalf of the Company, and not in his personal capacity and without personal liability, that:

(a)	in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.9 and section 2.12 of NI 54-101;

(b)	in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 applicable to the Meeting, in addition to those described in paragraph (a) above; and

(c)	the Company is relying on section 2.20 of NI 54-101 to abridge the time periods prescribed in section 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

DATED this 3rd day of July, 2026.

FIRST PHOSPHATE CORP.

Per:	/s/ “Bennett Kurtz”
Bennett Kurtz
Chief Financial Officer